No Show, Inc.
                         3415 Ocatillo Mesa Way
                       North Las Vegas, NV  89031
                       Telephone:  (702) 277-7366


November 5, 2007


VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561


U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ms. Alexandra M. Ledbetter
            Attorney-Advisor

Re: No Show, Inc.
    Amendment No. 1 to Registration Statement on Form SB-2
    Filed October 9, 2007
    File No. 333-145830


Dear Ms. Ledbetter:

On behalf of No Show, Inc. (the "Company), this letter responds to your October 17, 2007 comment letter, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.


Preliminary Prospectus, page 1
------------------------------

1. We note your response to comment 1 of our letter dated September 26, 2007. We also note the revised disclosure you have provided on page 22. Please move this disclosure to a prominent place earlier in your prospectus. Please also disclose that management of this company has been previously involved in the management of blank check companies and explain exactly how those companies were formed and why. Finally, please provide appropriate risk factor disclosure regarding the fact that your management has a history of forming companies that have no specific business plan or do not pursue their stated business plan.

RESPONSE: We respectfully note the Staff's comment. We have moved the revised disclosure from Page 22 to the bottom of Page 4, which now gives it a prominent place in the document. We have disclosed that management of this company has been previously involved in the management of blank check companies, and have provided a table which defines each company and its outcome. (See last section under Work Background on Page 24.) And, we have revised Risk Factor 3 to state that our management has a history which includes forming two blank check companies that had no specific business plan other to merger with an operational company.

2. We note the following sentence in the preface of the prospectus: "We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective." Please delete this sentence, as this is solely a secondary offering. For similar reasons, please also revise your risk factor entitled, "The Public will bear a substantial risk of loss," as it speaks to the capital-raising efforts of this offering, which are not applicable.

RESPONSE: The sentence in the preface has been deleted along with the risk factor that discussed "The Public will bear a substantial risk of loss."


Risk Factors, page 6
--------------------

3. Please avoid using subheadings in your Risk Factors section that are too vague and generic to adequately describe the risk that follows. For example, you use the subheading, "We face strong and varied competition." This subheading is not descriptive. Please revise your subheadings throughout this section so that they reflect the risk you are describing in the accompanying text. As a general rule, your subheadings should work only in this prospectus. If they are readily transferable to other companies' offering documents, they are probably too generic.

Also, please avoid including boilerplate risks that could apply to any company. For example, the paragraph under "We are subject to government regulation" is deficient. First, other than the implication that government regulation is "restrictive," there is no clear articulation of the risk to the company from regulation. Second, the facts disclosed in this paragraph could apply to many companies. Disclose what about the Consumer Product Safety Act, etc., is particularly restrictive for or otherwise harmful to No Show. You must explain more specifically why regulation constitutes a risk of which investors in your company should be aware.

Similarly, please elaborate upon the risks described under "We may be liable for the products and services we provide" and "These securities are offered at an arbitrary offering price." If you are unable to describe why a given fact that you disclose in the Risk Factors section constitutes a risk, please delete it as a risk factor.

RESPONSE: We have revised the subheadings on the risks factors to make them more descriptive. Under the risk factor dealing with government regulation, specifically the Consumer Product Safety Act, it is now specific to our business. And, we have deleted the risk factors which do not constitute a risk to our Company.

Description of Business, page 17
--------------------------------

4. We note your response to comment 5 of our letter dated September 26, 2007. Given that you indicate that you have developed the patterns for your product, please revise your disclosure to provide additional detail regarding the development of your product. For example, disclose how many patterns you have developed. Explain how you are going about identifying the types of fabrics to be used. Also, disclose what you expect the price point of your products will be. Finally, please provide additional disclosure regarding the history of your company, considering that you were formed over two years ago, and provide timelines for when you expect to accomplish each aspect of your business plan on a prospective basis. For example, if it has taken the past two years to develop the patterns for your product, state this and disclose any other efforts you have made, if any, to implement your business plan.

RESPONSE: We have provided added disclosure concerning our patterns, the development of our product, and the fabric selection process. We have also provide a timeline as to when we expect to accomplish each aspect of our business plan. (See Section entitled Business Plan Timeline, under Description of Business.)


Selling Shareholders, page 28
-----------------------------

5. We note your response to comment 7 of our letter dated September 26, 2007. We further note your disclosure of the beneficial owners of the shares held by each of the entities that are selling stockholders on page 28.
Please confirm that the beneficial owners of the shares have ultimate voting or investment control over the shares held by such entities.

RESPONSE: We have revised the document to provide confirmation that each of the beneficial owners listed, for each entity, have the ultimate voting control over the shares held this entity.


Part II - Recent Sales of Unregistered Securities, page II-2
------------------------------------------------------------

6. We note your indication that you relied upon exemptions provided under Regulation D for each of the sales you disclose here. Please also disclose the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-B.

RESPONSE: We respectfully note the Staff's comment. We have disclosed the facts relied upon to make this exemption available.

Signatures, page II-6
---------------------

7. Please revise the signature line to ensure that your officer is signing as the authorized representative of No Show, Inc., as opposed to Political Calls, Inc.

RESPONSE:  The document has been revised accordingly.

EXHIBIT 21.2
------------

8. It is not clear why you filed the consent of your accounting firm under Exhibit 21.2 when it is required to be filed under Exhibit 23. Please confirm that you will file any consents of experts and counsel under the appropriate exhibit item. In this regard, please refer to Item 601(b)(23) of Regulation S-B.

RESPONSE: We have revised the document to reflect the consent of experts as Exhibit 23.


We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.


Respectfully yours,

No Show, Inc.

By:   /s/ Doreen E. Zimmerman
---------------------------------
          Doreen E. Zimmerman
          Chief Executive Officer



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